

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Russell H. Ellison, M.D.
Chief Executive Officer
Ventrus Biosciences, Inc.
787 7th Avenue, 48th Floor
New York, New York 10019

> **Re:**   **Ventrus Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 3 filed November 16, 2010**
> **File No. 333-168224**

Dear Dr. Ellison:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Amendment No.3

Capitalization, page 39

1. Please refer to your response to comment 36 in your response letter dated October 4, 2010. Please revise your disclosure to clarify that the pro forma information reflects the effects of the beneficial conversion charge.

2. Your disclosure of the number of shares of authorized common stock of 50,000,000 as of September 30, 2010 does not agree with the 25,000,000 shares authorized disclosed on the face of the interim balance sheet on page F-22. It appears that the increase in the number of authorized shares was a result of the Amended and Restated Certificate of Incorporation dated November 11, 2010. Please revise to disclose the number of authorized shares as of the balance sheet date or tell us your basis to retroactively restate the number of authorized shares.

Notes to Financial Statements

Note 10 – Pro Forma Loss Per Share, page F-21

3. Please revise your disclosure to quantify the amount of outstanding notes and accrued interest converted into 1,325,760 shares of common stock and disclose the total amount of the pro forma weighted average shares outstanding used to calculate the pro forma loss per share.

4. Please tell us how you concluded it was appropriate to include the issuance of shares to S.L.A. Pharma in the calculation of pro forma loss per share.

5. Please remove the reverse stock split listed as one of the adjustments to the pro forma net loss per share since the financial statements already give retroactive effect to the reverse stock split or explain to us why this is disclosed as one of the adjustments.

6. The above comments also apply to Note 8 to the interim financial statements.

Notes to Unaudited Condensed Financial Statements

Note 4 – Stockholders' Deficiency:
Common stock options and warrants, page F-32

7. We note that on page 10 and in other areas throughout the filing, the amount of shares issuable upon the exercise of warrants held by Paramount Credit Partners, LLC has now been disclosed as 96,800. Please confirm whether this updated amount has been reflected in the table for warrant activity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Alexander M. Donaldson, Esq.
    W. David Mannheim, Esq.
    Wyrick Robbins Yates & Ponton LLP
    4101 Lake Boone Trail, Suite 300
    Raleigh, North Carolina 27607